UNITED STATES
SECURITY AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITY AND EXCHANGE ACT OF 1934

QUALITY PRODUCTS, INC.
(NAME OF ISSUER)
COMMON
(TITLE OF CLASS OF SECURITIES)
747-578-409
(CUSIP NUMBER)
DALE NEWBERG, 550 N.ISLAND, GOLDEN BEACH,FL 33160-(305)935-3388
(NAME, ADDRESS, AND TELEPHONE NUMBER)
NOVEMBER 21, 2000
(DATE OF EVENT WHICH REQUIRES FILING OF THE STATEMENT)

CUSIP NO. 747-578-409
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION N0. OF ABOVE PERSON
DALE B. NEWBERG ###-##-####
SOURCE OF FUNDS
PF
CITIZENSHIP ON PLACE ORGNIZATION
U.S.A.
SOLE VOTING POWER
550,975
SHARED VOTING POWER
0
SOLE DISPOSITIVE POWER
550,975
PERDENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.57
TYPE OF REPORTING PERSON
EP